UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): October 9, 2008



T H E   D I X I E   G R O U P

THE DIXIE GROUP, INC.

(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7010

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

On October 9, 2008, The Dixie Group, Inc. issued a press release announcing that its earnings for the third quarter ended September 27, 2008, will be adversely affected by continuing weakness in the sales of new and existing homes and deteriorating credit conditions. A copy of the release is filed with this report.

Item 9.01.   Financial Statements and Exhibits.

(c)   Exhibits

(99.1)   Press release dated October 9, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 9, 2008   **THE DIXIE GROUP, INC.**

 By: /s/ Gary A. Harmon
Gary A. Harmon
Chief Financial Officer

EXHIBIT 99.1



CONTACTS: Gary A. Harmon
Chief Financial Officer
(706) 876-5851
gary.harmon@dixiegroup.com

THE DIXIE GROUP'S THIRD QUARTER EARNINGS
EXPECTED TO DECLINE BELOW ANALYST ESTIMATES

CHATTANOOGA, Tenn. (October 9, 2008) -- The Dixie Group, Inc. (NASDAQ:DXYN) today announced that its earnings for the third quarter ended September 27, 2008, will be adversely affected by continuing weakness in the sales of new and existing homes and deteriorating credit conditions. In response to the difficult economic environment, the Company has developed cost-reduction initiatives that will begin to be implemented during the fourth fiscal quarter of 2008 to better utilize its facilities and reduce costs.

"We are disappointed that residential carpet markets have continued to weaken and commercial carpet sales have declined faster than anticipated," commented Dan K. Frierson, chairman and chief executive officer. "As a result, we expect to report a loss from continuing operations for the third quarter, which will result in earnings well below current analyst estimates.

"The cost reduction initiatives include consolidating our carpet tufting operations in Eton, Georgia, into our tufting, dyeing and finishing facility in Atmore, Alabama, and consolidating our California tufting and custom rug operation into our West Coast dyeing and finishing facility. We are in the process of quantifying the costs of completing these consolidations. Although the costs of these consolidations will have a negative impact on results until they are completed in the first quarter of next year, these actions should reduce ongoing fixed costs, improve operating efficiencies in both our East Coast and West Coast operations, and significantly improve our operating results, with only a slight, if any, impact on our production capacity and flexibility.

"We are also in the process of evaluating our entire organization to determine what additional expenses can be reduced or eliminated, without compromising our ability to grow or affecting our leadership position in high-end markets. Our total employment was reduced by approximately 9% in the second quarter of this year. The anticipated effect of the facility consolidations and other contemplated organizational changes should reduce total employment by an additional 5% to 7%.

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"These initiatives, higher selling prices which should be fully in place by the fourth quarter of this year, and some decreases in raw material costs are expected to return our operations to profitable levels and position us to take full advantage of improvement in industry conditions when they occur."

During the third quarter of this year the Company purchased 45,678 shares of its Common Stock at an average price of $7.7231 per share, pursuant to the Company's previously authorized stock repurchase program. To maintain a conservative capital structure during this period of uncertainty, the Company discontinued its 10b-18 Common Stock repurchase plan. Additional repurchases of the Company's Common Stock may be made based on management's review of developing economic conditions.

The Dixie Group (www.thedixiegroup.com) is a leading marketer and manufacturer of carpet and rugs to higher-end residential and commercial customers through the Fabrica International, Masland Carpets and Dixie Home brands.

Statements in this news release, which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other risk factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

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